

Mail Stop 3720

July 12, 2016

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

>   **Re: Sprint Corporation**
>   **Form 10-K for Fiscal Year Ended March 31, 2016**
>   **Filed May 17, 2016**
>   **File No. 001-04721**

Dear Mr. Robbiati:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended March 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. We note how important your network is to your future success. Although we note your reference to your "deep spectrum position to deploy" your 4G LTE Plus Network, it appears that you must invest substantially in upgrading your existing spectrum capacity to preserve network quality, especially as compared to your primary competitors. Discuss management's reasons to skip the current broadcast spectrum incentive auction, and whether it plans to acquire future spectrum through leasing rather than acquisitions.

Liquidity and Capital Resources, page 49
Credit Facilities, page 54
Bank Credit Facility, page 54

2. We note that you have included the Credit Agreement with JP Morgan Chase Bank as Exhibit 10.1 to your Form 10-K, incorporating by reference to Form 8-K filed on March 5, 2013. It appears that the agreement filed at that time was incomplete, omitting the following schedules and exhibits:

    Schedule 2.01   - Commitments
    Schedule 3.06   - Disclosed Matters
    Schedule 3.12   - Subsidiaries
    Schedule 6.01   - Existing Indebtedness
    Schedule 6.02   - Existing Liens

    Exhibit A - Form of Assignment and Assumption
    Exhibit B - Form of Joinder Agreement
    Exhibit C - Form of Subordination Agreement
    Exhibit D - Form of Foreign Lender Exemption Statement

Please advise or revise to include this agreement in its entirety.

Export Development Canada (EDC) agreement, page 54

3. We note your description of certain of the material terms of this agreement within your Liquidity section, but are unable to determine where you have filed it as an exhibit to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

Secured equipment credit facilities, page 54
Eksportkreditnamnden (EKN), page 54
Finnerva plc (Finnerva), page 54
K-sure, page 54
Delcredere/Ducroire (D/D), page 55

4. We note the descriptions of certain of the material terms of these several agreements within your Liquidity section, but are unable to determine where you have filed these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

Notes to Financial Statements
Note 19. Subsequent Events, page F-67

5. Addressing ASC 840-40, tell us in detail why you afforded a different accounting treatment for the Handset Sale-Leaseback Tranche 1 transaction disclosed in Note 4 and for the Tranche 2 transaction disclosed in this note.

Form 8-K dated May 3, 2016
Exhibits 99.1 and 99.2

6. Your presentation of adjusted EBITDA and operating income in the header of your Earnings Release and Quarterly Investor Update is inconsistent with Questions 102.10 and 103.02 of the updated Compliance and Disclosure Interpretations on Non- GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned guidance in their entirety when preparing the disclosures to be included in your next Earnings Release and Quarterly Investor Update.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications